Filed by Charter One Financial, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Exchange Act File No.: 001-15495
Subject Company: Advance Bancorp, Inc.

CHARTER ONE® FINANCIAL INC

Keefe, Bruyette & Woods, Inc.
Eastern Regional Bank Symposium

March 5, 2003

Forward-Looking Information

This presentation contains certain estimates of future operating trends for Charter One Financial, Inc., as well as estimates of financial condition, operating efficiencies, revenue creation, lending origination, loan sale volumes, charge-offs and loan loss provisions. These estimates constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Reference is made to Charter One's filings with the SEC, such as the latest annual report on Form 10-K and quarterly reports on Form 10-Q, for information regarding factors that could cause actual results to differ materially from those described in the forward-looking statements.

Disclosure

Charter One Financial, Inc. urges shareholders of Advance Bancorp, Inc. and other investors to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 that Charter One Financial will file with the SEC in connection with the proposed merger. The proxy statement/prospectus will contain important information about Charter One Financial, Inc., Advance Bancorp, Inc., the merger, the persons soliciting proxies in the merger and their interests in the merger, and related matters. After the proxy statement/prospectus is filed with the SEC, it will be available for free on the SEC's website at http:\www.sec.gov. It will also be available for free from Charter One Financial Inc. and Advance Bancorp, Inc. You may direct such a request to either of the following persons:

Ellen Batkie, Senior Vice President
Investor Relations Dept.
Charter One Financial, Inc.
1215 Superior Avenue
Cleveland, OH 44114
Phone: (800) 262-6301

James A. Fitch, Jr.,
President and CEO
Advance Bancorp, Inc.
2320 Thorton Road
Lansing, IL 60438
Phone: (708) 474-1600

In addition to the proposed registration statement and proxy statement/prospectus, Charter One Financial, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Charter One Financial, Inc. at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Charter One Financial, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov

Charter One at a Glance

- Regional bank holding company headquartered in Cleveland, founded in 1934
- 21st largest publicly traded U.S. bank
- Listed on NYSE: "CF"
- Member of S&P 500 Index
- $6.5 B market cap

Charter One at a Glance

- Operates through 461 branches in six states
  - 411 traditional & 50 in-store branches
- Focus on consumer banking niche
- Strong retail banking track record
  - excess asset generator - driving asset mix shift
  - organic deposit growth among best in industry
- Extremely efficient operation
  - 40% efficiency ratio is cornerstone of business plan

CF Retail Profile @ 12/31/02

461 Retail Banking Locations



MI
(104)
IL
(81)
OH
(112)
NY
(128)
VT
(26)
MA
(10)

CHARTER ONE FINANCIAL INC

CF Historical Earnings Growth
Originally Reported Operating EPS


Per Share
(adjusted for stock splits/dividends thru 9/30/02)
$3.00
$2.50
$2.00
$1.50
$1.00
$.50
Compounded annual earnings growth thru 2003:
10 yr - 11%
5 yr - 11%
$.79
$.95
$1.04
$1.10*
$1.29
$1.43*
$1.61*
$1.81*
$1.89
$2.10
$2.45
$2.69**
*In years with poolings, data is 3 qtrs stand alone, 4th qtr pooled
**First Call estimate
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 Est

CHARTER ONE® FINANCIAL INC

Key Operating Results

	2002	2001	2000
EPS	$2.45	$2.10	$1.81
ROA	1.47%	1.41%	1.36%
ROE	19.38%	18.17%	18.00%
ROTE (1)	22.31%	20.25%	19.99%

(1) Return on tangible equity

CHARTER ONE® FINANCIAL INC

Key Highlights
Top-Line Revenue

- Net int inc 2002 up 18% over 2001
- Net gains on sale of $205 M, offset by:
  - $82 M MSR-related items
  - $69 M addition to loan allowance
  - $4 M residual adjustment on turboprops
  - product pricing & design support
- Top-line revenue 2002 (excl gains/MSR adj/resid) up 16% over 2001

CHARTER ONE FINANCIAL INC

Key Highlights
Operating Expenses

- G&A, excl merger exp & goodwill, 2002 up 11% over 2001
- Efficiency ratio continues among lowest in industry - 40% 2002; 42% 2001
  - excluding gains & MSR-related items - 43% 2002; 46% 2001

Efficiency Ratio
Cornerstone of Business Plan


58%
48%
38%
57%
51%
50%
49%
42%
46%
45%
45%
43%
42%
40%
CF at 40% vrs. 55% for all Regional/Super Regionals
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02

OTHER EXPENSES (EXCL GOODWILL & MERGER CHARGES) DIVIDED BY NET INTEREST INCOME PLUS OTHER INCOME
Originally stated data.

Importance of CF Efficiency Ratio

- Influences financial risk management
  - business model built on lower interest margin
  - translates into less credit risk
  - all risk-based decisions can be conservative
- Influences consumer banking strategy
  - 40 bp in spread covers net expenses
  - tremendous pricing advantage; used to capture households

CHARTER ONE FINANCIAL INC

Key Highlights
Lending

- Strong loan originations

	Total	Non 1-4	%
2002	$21.2 B	$10.6 B	50%
2001	**17.8 B**	**8.7 B**	**49%**

- Mtg servicing portfolio $16.9 B, up 22% in '02
  - **MSR @ .76% of portfolio; 35 bp spread; 2.17 x**
- 24th largest residential loan originator; 11th largest RETAIL originator*

*1H02, per American Banker 10/18/02

Lending Profile - 12/31/02



1-4 Family 33%
Retail Consumer 21%
Closed-end 1st 8%
HELOC/2nd 11%
Other 2%
Consumer Finance 4%
Auto 21%
Commercial Mtg 8%
Corp Bank 5%
Lease 8%

78% consumer/ 22% commercial

Loan Growth

	12/31/02	Annualized Growth 2002	2001
1-4*	$8.7 B	(14%)	(6%)
HELOC	2.8 B	40%	33%
Other Cons*	3.7 B	(5%)	3%
Indirect Auto	5.6 B	27%	38%
Comm'l lns & leases	5.7 B	4%	21%
Total portfolio*	$26.5 B	2%	7%

*Net of securitizations: $6.7 B in both '02 and '01

HELOC Portfolio Growth



($ in billions)
$3.0 B
$1.5 B
$.0 B
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
+100%
+17%
+43%
+50%
+33%
+40%
1996
1997
1998
1999
2000
2001
2002

Auto Finance Portfolio



($ in billions)
$6.0 B
$3.0 B
$.0 B
+55%
+24%
+19%
+28%
+38%
+27%
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
1996
1997
1998
1999
2000
2001
2002

Auto Finance Portfolio
Credit Quality

- Consistently moved up FICO scores on production since 1/1/01:

	2002	2001
Q1	737	719
Q2	739	724
Q3	746	731
Q4	749	733

- 730 average FICO for portfolio

Auto Finance Net Charge-offs
% of Average Portfolio



2002
1.04%*
1.17%
1.18%
.94%
.80%
.88%
1%
0%
1Q 1.30%
2Q .98%*
3Q 1.02%
4Q .91%
1997
1998
1999
2000
2001
2002

*Excluding impact of NCO policy change in 2Q02

CHARTER ONE FINANCIAL INC

Overall Credit Profile

	2002	2001
NCO/avg loans (ann)	.37%*	.35%
NPAs/assets	.44%	.61%
NPLs/loans	.55%	.70%
Allowance/NPLs	229%	141%
Allowance/loans	1.24%	.98%
Allowance/NCO (ann)	3.4 yrs*	3.7 yrs

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

Overall Credit Profile
Allocation of Loan Loss Allowance

	12/31/02	12/31/01
Allowance to:		
1-4 loans & closed-end 1sts	.15%	.15%
Other cons & comm'l loans	1.98%	1.71%
Allowance/total loans/leases	1.24%	.98%

Allocate allowance of .15% to 1-4 family & closed-end 1sts, remainder to all other portfolios

Retail Banking Strategy 2003

Buy Grow Build

Retail Banking Strategy 2003

Franchise Growth

- 3-prong approach
  - **Buy** in-fill acquisitions
  - **Grow** same store sales
  - **Build** de novo - both in-store & traditional

Retail Banking Strategy 2003

Buy

- Advance Bancorp
  - announced 1/16/03
  - 14 branches in Chicago area
  - $600 M assets; $500 M deposits
  - $72 M stock purchase
  - closing 2Q02 or 3Q02

Retail Banking Strategy 2003
Same Store Sales Growth

Grow

- Added $8 B deposits since 12/31/00
- $5.5 B from same store sales growth
- New initiatives should accelerate same store sales in 2003

CHARTER ONE® FINANCIAL INC

Key Highlights - Retail Banking
Same Store Sales Growth

- Retail banking revenue '02 up 13% over '01

Deposit-related	14%
Retail securities services	11%
Other	15%
Retail banking revenue	13%

- Strong core deposit growth
  - 22% in '02; 48% in '01
  - excl custodials - 20% in '02; 45% in '01

CHARTER ONE® FINANCIAL INC

Industry-Leading Deposit Growth
Same Store Sales Growth

		Annualized Growth*	
	12/31/02	2002	2001
Checking	$ 9.6 B	22%	89%
MMDA/Svgs	8.2	21%	19%
Core	17.8	22%	48%
CDs	9.7	(9%)	(12%)
Total	$27.5 B	9%	17%

*Excludes acquisitions

Retail Banking Strategy 2003

Growth Through De Novo

Build

- Increasing branch network by 27% thru 2004
  - 125 branches, with 86 in 2003
  - 97 in-stores; 28 traditional banking centers
- Leveraging retail expertise - “taking it on the road”
- Support revenue growth through 2004 & beyond

De Novo Track Record
Deposit Growth in De Novo Branches

	Opened during year ended						
	1997	1998	1999	2000	2001	2002	Total
Branches put in service:							
Traditional	0	0	3	1	4	3	11
In-store	4	6	7	3	5	6	31
Total	4	6	10	4	9	9	42
Deposits as of 12/31/02 ($ in millions):							
Traditional	$ 0	0	102	38	186	14	340
In-Store	$67	174	163	50	85	44	583
	$67	174	265	88	271	58	923

CHARTER ONE FINANCIAL INC

Growth Through De Novo
Branches in Pipeline

TOPS in-stores	61
Other in-stores	36
Traditional	28
	125

CHARTER ONE FINANCIAL INC

Growth Through De Novo
Planned Expansion by Division

	Total	In-Store	Traditional
IL	15	5	10
OH	27	21	6
MI	17	14	3
WNY	52	48	4
ENY	14	9	5
	125	97	28

Growth Through De Novo
In-store Metrics

- $250 K capital investment
- Breakeven in 6-9 mos. with $5 M deposits & $100 K fees
- Mature in 3 yrs with $23 M deposits & $500 K fees
- $1M pretax at maturity

CHARTER ONE® FINANCIAL INC

Growth Through De Novo
Traditional Branch Metrics

- $1.5 - $2.5 M capital investment (land & building)
- Breakeven in less than 24 mos. with $35 M deposits & $200 K in fees
- Mature in 8 yrs with $60 M deposits & $650 K in fees
- $2-3 M pretax at maturity

In-Store Branches

Track Record

- Recognized as one of the best in-store operators in U.S.
- In-stores currently 11% of branch network
- Expansion plans lift to 26%
- Will be among 10 largest in-store franchises

In-Store Branches
Track Record

- 50 branches, $1.1 B deposits
  - $22.7 M/branch; industry avg of $8.5 M
  - 66% core; 37% checking
- Consumer loans - $6 M/branch annually
  - industry avg is $1.5 M /branch
- Fee income/acct 38% higher than traditional branch

In-Store Branches
TOPS Markets Agreement

- Build - TOPS Markets agreement
  - announced 11/19/02
  - 61 in-stores by mid '03 - Cleveland area (20), West NY (41)
  - innovative product & marketing opportunities

Branch Footprint Before TOPS


ONTARIO
Ottawa
WISCONSIN
Lake Huron
VERMONT
Lake
Michigan
Milwaukee
MICHIGAN
Mississauga
Toronto
Lake Ontario
N.H.
Grand Rapids
Flint
Hamilton
St. Catharines
London
Rochester
Syracuse
NEW YORK
Lansing
MASS.
Worcester
Ann Arbor
Detroit
Chicago
Erie
Hartford
CONNECTICUT
Toledo
Lake Erie
UNITED STATES
Cleveland
Bridgeport
Fort Wayne
Akron
ILLINOIS
PENNSYLVANIA
Allentown
New York
Pittsburgh
OHIO
INDIANA
Columbus
Philadelphia
Indianapolis
Dayton
Traditional branches
In-store branches
Cincinnati
D.C.
DEL.
WEST VIRGINIA
Atlantic

Branch Footprint with TOPS Overlay


ONTARIO
Ottawa
WISCONSIN
Lake Huron
Lake Michigan
VERMONT
N.H.
Milwaukee
MICHIGAN
Mississauga
Toronto
Lake Ontario
Hamilton
Grand Rapids
Flint
St. Catharines
London
Lansing
NEW YORK
Syracuse
MASS.
Ann Arbor
Chicago
Detroit
Erie
Hartford
CONNECTICUT
Toledo
Lake Erie
Cleveland
UNITED STATES
Bridgeport
ILLINOIS
Fort Wayne
PENNSYLVANIA
Allentown
New York
Pittsburgh
OHIO
Columbus
Philadelphia
INDIANA
Indianapolis
Dayton
Cincinnati
WEST VIRGINIA
Atlantic
Traditional branches
In-store branches
TOPS in-store branches

Summary

- 10-yr + record of 11% orig. stated EPS growth
- Among best efficiency ratios in industry
- Low-risk credit profile
- Strong RETAIL consumer focus
- Obsessive sales culture
- De novo growth strategy fueling future revenue

Appendix

Loan / Credit Update

as of 12/31/02

Lending Profile - 12/31/02



1-4 Family 33%
Retail Consumer 21%
Closed-end 1st 8%
HELOC/2nd 11%
Other 2%
Consumer Finance 4%
Auto 21%
Commercial Mtg 8%
Corp Bank 5%
Lease 8%
Non 1-4 67%

CHARTER ONE FINANCIAL INC

Lending Profile - 12/31/02

- Seven major lending areas

One-to-four	$8.7 B	Consumer $20.8 B (78%)
Retail consumer	5.5 B	
Consumer finance (A-/B+ equity)	1.0 B	
Auto finance	5.6 B	
Comm'l mortgage	2.3 B	Commercial $5.7 B (22%)
Leasing	2.1 B	
Corp banking	1.3 B	
	$26.5 B	

1-4 Family Portfolio Snapshot - 12/31/02


33%

- $8.7 B portfolio, 6.2% yield
  - 71% fixed / 29% ARM
- Average loan size of $157,200
- Average LTV on 1st liens (UPB) - 61%
- Average current FICO 723
- 72% of portfolio in retail bank footprint
- NCO ratio - .05% 4Q02; (.01)% 3Q02; .03% 2Q02; .04% 1Q02; .03% 2001

Lending Profile - 12/31/02
Loan Servicing Portfolio

- Among top 25 largest U.S. servicers @ $27 B; $17 B serviced for others
- WAC - 6.75% 4Q02; 6.88% 3Q02; 6.96% 2Q02; 7.06% 1Q02; 7.22% 4Q01
- MSR conservative at $129 M, or .76% of serviced portfolio
  - includes $104 M valuation allowance
  - average servicing spread 35 bp
  - implies valuation of 2.17x servicing spread

CF vs. MBA 1-4 Delinquency Ratios

Total Delinquency Ratio (incl. F/C) By Qtr


Delinquency Ratios
3%
0%
97-4
98-1
98-4
99-1
99-2
99-3
99-4
00-3
00-4
01-1
01-2
01-3
01-4
02-1
02-2
02-3
CF
MBA (Mortgage Bankers Assoc)

Source: Mortgage Bankers Association of America ("MBA") National Delinquency Survey

Retail Consumer Snapshot - 12/31/02


21%

- $5.5 B portfolio, 5.5% yield

	Balance	Yield
HELOCs	$2.8 B	4.5%
Closed-end 1sts	2.0 B	6.3%
Closed-end 2nds	.2 B	8.2%
Marine lending	.4 B	7.7%
Other	.1 B	5.4%
	$5.5 B	5.5%

Retail Consumer Credit Quality

Stats on Combined Portfolio - 12/31/02

- NCO ratio - .18% 4Q02; .15% 3Q02; .18% 2Q02; .15% 1Q02; .11% ‘01; .26% ‘00
- NPLs - $14 M (.25%)
- REO - $4.5 M, 61 units

Retail Consumer Portfolio Growth


($ in billions)
$5.0 B
$2.5 B
$.0 B
$1.6 B
$1.9 B
$2.8 B
$3.7 B
$4.5 B
$4.9 B
$5.5 B
+19%
+47%
+32%
+22%
+9%*
+12%*
1996
1997
1998
1999
2000
2001
2002
Other
2nds
HELOC
Closed-end 1sts

*Net of securitizations -$1.0 B in 2002; $1.4 B in 2001

Retail Consumer Snapshot - 12/31/02
HELOCs

- $2.8 B portfolio, 4.5% yield
- Growth spurred by "Piggy-back" & PM2 product set
- Average loan committed since 1/1/00: $57,000, 734 FICO, & 77% LTV
  - FICO by product:

    85% & 90% LTV - 737
    100% LTV - 703
    125% LTV - 703

HELOC Portfolio - 12/31/02

LTV Product	O/S	Utilization	Avg Bal O/S
85%	$ 980 M	39%	$19 K
90%	1,399 M	37%	$19 K
100%	328 M	55%	$12 K
125%	44 M	85%	$24 K
	$2,751 M	39%	$18 K

HELOC Portfolio Growth


($ in billions)
$3.0 B
$1.5 B
$.0 B
$.3 B
$.6 B
$.7 B
$1.0 B
$1.5 B
$2.0 B
$2.8 B
+100%
+17%
+43%
+50%
+33%
+40%
1996
1997
1998
1999
2000
2001
2002

CHARTER ONE® FINANCIAL INC

Retail Consumer Snapshot - 12/31/02

Closed-End 1sts

- $2.0 B portfolio, 6.3% yield
- Average loan size $58,000
- Average LTV (UPB) 72%
- Average current FICO 736
- 99.7% in retail footprint
- NCO ratio - .05% 4Q02; .04% 3Q02; .16% 2Q02; .04% 1Q02

Retail Consumer Snapshot
Closed-End 1sts

- Additional gateway relationship product
- Refinance product sold through branches
  - securitizable first mortgage, COMC servicing
  - 10 to 15-yr fully amortizing term
  - origination cost $400
  - fixed-rate, prepayment penalty
  - customer info web access enabled

Consumer Finance
Strategic Objectives


4%

- Launched 3/97 as A-/B+ single-family lender targeting rejections out of Bank
- Revised strategy 4/02
  - FNMA D.U.1,2,3 originated through Bank and Mortgage Company channels
  - A-/B+ portfolio will run off over next few years
- Now targeting "Alt-A" production
  - non-conforming production since 4/02 - $139 M, 7.14% WAC, 728 FICO

CHARTER ONE® FINANCIAL INC

Consumer Finance Snapshot - 12/31/02

- $985 M portfolio, 7.8% yield
  - 98% fixed / 2% ARM
  - 88% 1st liens / 12% 2nd liens
- Average loan:
  - 1st lien - $85.5 K, 312-mo term, 624 curr. FICO, LTV 82%
  - 2nd lien - $25.6 K, 202-mo term, 629 curr. FICO

Consumer Finance Snapshot - 12/31/02

- 60% of portfolio in retail footprint
- NCO ratio - 2.28% 4Q02; 2.02% 3Q02; 1.61% 2Q02; 1.48% 1Q02; 1.03% '01; .59% '00
- NPLs - $38 M (3.94%)
- REO - $17.5 M, 318 units
- 69% originated w/prepayment penalties
- Recent production:

	4Q02	3Q02	2Q02	1Q02	2001
Avg FICO	711	702	655	622	615
Avg LTV	93%	92%	77%	76%	81%
WAC	6.89%	7.49%	8.56%	8.60%	8.89%

Consumer Finance Snapshot

Portfolio Growth


($ in millions)
$1,200
$800
$400
$0
$125
$250
$753
$989
$1,043
$985
1997
1998
1999
2000
2001
2002

Auto Finance
Strategic Objectives


21%

- RCSB started in 1984; CF acquired in 10/97
- Primarily indirect lending, minimal leasing
- 3,250 franchised dealers in 17 states
  - recent changes - exited FL & added ME, IL, NC, KY, & IN
  - planned expansion - MN, WI, MO, MI
- Short average life
- 30% CAGR since 1996

Auto Finance Snapshot - 12/31/02

- $5.6 B portfolio, 6.3% yield
- 425,000 loans
- Average balance $12,500
- 46-mo average remaining term; 19-mo weighted average life
- 57% new / 43% used

Auto Finance Snapshot - 12/31/02

- Yield driven by credit score
- NCO ratio - .91% in 4Q02 1.02% in 3Q02; .98% in 2Q02; 1.30% in 1Q02; .88% in 2001
- REO (repos on hand) - $4.2 M, 733 units (.17%)
- Proprietary scoring highly predictive

Auto Finance Portfolio
Credit Quality

- Consistently moved up FICO scores on production since 1/1/01:

	2002	2001
Q1	737	719
Q2	739	724
Q3	746	731
Q4	749	733

- 730 average FICO for portfolio

CHARTER ONE® FINANCIAL INC

Auto Finance Portfolio

Credit Quality - Florida

- Exited Florida in March 2002
  - much higher loss incidence
- % of portfolio in Florida
  - 12/00 - 19%
  - 12/01 - 15%
  - 12/02 - 8%
- % of charge-offs from Florida
  - 2000 - 35%
  - 2001 - 29%
  - 2002 - 23%

Auto Finance Portfolio



($ in billions)
$6.0 B
$3.0 B
$.0 B
$1.1 B
$1.7 B
$2.1 B
$2.5 B
$3.2 B
$4.4 B
$5.6 B
+55%
+24%
+19%
+28%
+38%
+27%
1996
1997
1998
1999
2000
2001
2002

Auto Finance Credit Profile
Production by FICO Score



1997
40%
60%
2002
11%
89%
>680
<680

Auto Finance Credit Profile
30+ Day Delinquencies



3%
2%
1%
0%
2.66%
2.81%
1.84%
1.93%
1.91%
.94%
12/97
12/98
12/99
12/00
12/01
12/02

Auto Finance Credit Profile

Repossessed Units as % of Total Loans



.50%
.30%
.10%
Illustrates post 9/11 build up
.32%
.31%
.24%
.32%
.41%
.31%
.18%
.19%
.17%
12/00
3/01
6/01
9/01
12/01
3/02
6/02
9/02
12/02

Auto Finance Credit Profile
Average Auction Loss ($)


9/11
Impact
$8,000
$7,000
$6,000
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Auto Finance Credit Profile
Average Auction Loss (% of $ Financed)



9/11
Impact
48%
43%
38%
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Auto Finance Credit Profile

30 Mo. Loss Migration - 2Q Production 1995-2001



Cumulative charge-off rate
2.00%
1.00%
.00%
3
6
9
12
15
18
21
24
27
30
Months
2.47%
.88% - '01
1.34%
'96
'95
'97
'00
'99
'98

Auto Finance Net Charge-offs
% of Average Portfolio



2002
1.04%*
1%
0%
1.17%
1.18%
.94%
.80%
.88%
1Q 1.30%
2Q .98%*
3Q 1.02%
4Q .91%
1997
1998
1999
2000
2001
2002

*Excluding impact of NCO policy change in 2Q02

Commercial Mortgage

Strategic Objectives


8%

- Lending continuously since mid 1970s
- Historically very low charge-offs
- Originate in footprint
- Current originations - $639 M '02; $533 M '01
  - construction loans priced off LIBOR & prime rate
  - end loans priced & indexed off FHLB advances

Commercial Mortgage Snapshot - 12/31/02

- $2.3 B portfolio, 6.5% yield
  - 20% fixed / 80% ARM
  - $500 M construction; $1.8 B permanent loans
- Average loan size $1.1 M
  - 19 loans > $10 M, largest loan - $29 M
- 87% of portfolio in retail bank footprint
- NCO ratio - .02% 4Q02; (.03)% 3Q02; .02% 2Q02; .11% 1Q02; .05% '01; .04% '00
- NPLs (incl construction) - $15 M (.67%)
- REO - $6.3 M, 14 units

Commercial Mortgage Portfolio


($ in billions)
Reflects runoff of non-strategic portfolios
$3.0 B
$1.5 B
$.0 B
$2.1 B
$1.9 B
$1.8 B
$2.0 B
$2.1 B
$2.7 B
$2.3 B
1996
1997
1998
1999
2000
2001
2002

Commercial Mortgage Portfolio - 12/31/02

By State



Other
11%
CA
3%
IL
25%
OH
16%
NY
17%
MI
28%

Commercial Mortgage Portfolio - 12/31/02

By Property Type



Other
8%
Non-Res Construct
12%
Office/Medical/
Warehouse
18%
MultiFamily
42%
Retail
20%

Commercial Leasing
Strategic Objectives


8%

- 15th largest U.S. bank leasing company
- Big ticket leasing company formed in '88
  - became CF customer in '89
- CF acquired 1/95
- Seasoned management group still on board

Commercial Leasing Snapshot - 12/31/02

- $2.1 B leasing portfolio
- Offices in Cleveland, Cincinnati, Chicago, Boston, Charlotte, & Morristown
- 5.3% yield; 8.7% effective yield
- Avg relationship of $7.5 M
  - 39 over $20 M; largest is $84 M (AAA credit)
- Avg term of 65 months, range of terms of 1 to 25 years

Commercial Leasing Snapshot - 12/31/02

- Fortune 1000 focus, with 60% of portfolio with lessees rated as investment grade
- NCO ratio - .03% in 2002; .38% in 2001; .00% in 2000
- NPLs - $6 M (.29%)
- Residual realization 106% in 2002; 122% in 2001; 123% since 1995

Commercial Leasing Portfolio

($ in billions)


$2.0 B
$1.5 B
$1.0 B
$.5 B
$.0 B
$.1 B
$.3 B
$.4 B
$.7 B
$1.0 B
$1.8 B
$2.0 B
$2.1 B
1995
1996
1997
1998
1999
2000
2001
2002

Commercial Leasing Snapshot - 12/31/02



Rail
17%
Marine
5%
Construction/Mining
6%
Materials Handling
7%
Communications
1%
Computers/Hi Tech
15%
Furniture/
Fixtures
2%
Other
1%
Over the Road
12%
Production
Manufacturing
15%
Aircraft
19%

Commercial Leasing Portfolio

Aircraft Leasing

- $405 M, with $282 M to domestic carriers
- Long-term leases - 21 different lessees
- 51 pieces of equipment, w/44 to domestic carriers
- Maturities extend out over 20 yrs
  - $19 M maturing in '03; $68 M maturing thru '07
- No direct exposure to USA, UAL or AA
- All contracts current as of 12/31/02

CHARTER ONE FINANCIAL INC

Commercial Leasing Portfolio

Aircraft Leased to Domestic Carriers

	#	$
Regional jets	29	$163 M
Boeing 737 & 757	6	74 M
Props	9	18 M
Ground equip/simulator	-	27 M
	44	$282 M

- $227 M five years old or less
- Equity position - $191 M; single investor/equip loans - $91 M
- $76 M supported by residual/credit guarantees

Corporate/Business Banking Snapshot
12/31/02

- $1.3 B portfolio, 5.3% yield
- 3 segments
  - middle market - $680 M
  - small business - $508 M
  - asset-backed lending - $130 M
- Target middle market businesses $5-100 M revenue; business banking < $5 M revenue
- Recent growth is from business banking
- Minimal shared national credits


5%

Corporate/Business Banking Snapshot 12/31/02

- 16 exposures > $10 M; largest $66 M
- NCO ratio - 1.72% 4Q02; .94% 3Q02; .58% 2Q02; 1.26% 1Q02; .81% '01; 1.20% '00
- NPLs - $39 M (2.97%)
  - 11 exposures over $500 K ($30 M aggregate)
  - MI - $16.0 M; NY - $13.6 M; OH - $7.6 M; VT - $1.7 M

Corporate/Business Banking Snapshot

Geographic Split - 12/31/02


East NY
21%
OH
37%
West NY
18%
IL
3%
MI
11%
VT
10%

Corporate/Business Banking Snapshot

SIC Split - 12/31/02



Finance,
Insurance, R/E
18%
Trade
17%
Manufacturing
23%
Construction
8%
Transportation
4%
Services
24%
Other
6%

CHARTER ONE FINANCIAL INC

Corporate/Business Banking Portfolio


($ in millions)
$1,500
$1,000
$500
$0
Growth coming from Business Banking - $508 M @ 12/31/02
$184
$183
$350
$457
$527
$677
$798
$1,043
$1,318
$680
$130
$508
1994
1995
1996
1997
1998
1999
2000
2001
9/30/02
Bus Banking
Asset-backed lending
Middle Market

CHARTER ONE® FINANCIAL INC

Overall Credit Profile

- Overall portfolio highly diversified in terms of geographic, industry and product concentration
- 78% of portfolio in consumer lending
  - 56% secured by owner-occupied single-family
- 22% of portfolio in commercial lending
  - 8% commercial real estate (4% multifamily)
  - 8% capital-equip leasing
  - 3% middle-market corporate
  - 3% small business/other
- Lending & credit functions staffed by seasoned commercial bank professionals

Overall Credit Profile

Collateral Summary as of 12/31/02


Owner Occupied
56%
Multifamily
4%
Comm'l
Real Estate
4%
Other Collateral
2%
Auto
21%
Corporate
Banking
5%
Capital
Equipment
8%

CHARTER ONE FINANCIAL INC

Overall Credit Profile

	2002	2001
NCO/avg loans (ann)	.37%*	.35%
NPAs/assets	.44%	.61%
NPLs/loans	.55%	.70%
Allowance/NPLs	229%	141%
Allowance/loans	1.24%	.98%
Allowance/NCO (ann)	3.4 yrs*	3.7 yrs

*2002 excludes $27.3 M resulting from NCO policy change in 2Q02

CHARTER ONE® FINANCIAL INC

Overall Credit Profile

Allocation of Loan Loss Allowance

	12/31/02	12/31/01
Allowance to:		
1-4 loans & closed-end 1sts	.15%	.15%
Other cons & comm'l loans	1.98%	1.71%
Allowance/total loans/leases	1.24%	.98%

Allocate allowance of .15% to 1-4 family & closed-end 1sts, remainder to all other portfolios

Net Charge-Offs to Average Loans



.75%
.50%
.25%
.00%
.27%
.36%
.36%
.39%
.36%
.40%
.60%
.67%
.11%
.19%
.17%
.14%
.17%
.21%
.27%
.37%
1995
1996
1997
1998
1999
2000
2001
2002*
Reg/Super Reg Banks
Charter One

* CF excludes $27 M from NCO policy change

Source: SNL DataSource

Restated for mergers

CHARTER ONE FINANCIAL INC

Big Picture Credit Risk

- Negligible unsecured lending
- Negligible auto leasing
- Negligible national shared/syndicated credits
- Indirect auto portfolio very high credit profile
- Manufacturing exposure very diversified
- Commercial real estate holding up very well
- No unsecured energy related assets